UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated December 22, 2020

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐      No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a Stock Exchange Announcement dated 22 December 2020 entitled ‘VODAFONE ANNOUNCES TENDER OFFER FOR KABEL DEUTSCHLAND MINORITY HOLDINGS’.

RNS Number : 4446J

Vodafone Group Plc

22 December 2020

22 December 2020

Vodafone announces Tender Offer for Kabel Deutschland minority holdings

Vodafone Group Plc (“Vodafone Group”) and its wholly-owned subsidiary Vodafone Vierte Verwaltungs AG (“Vodafone KDG”) (together, “Vodafone”) announce today a tender offer to all other shareholders of Kabel Deutschland Holding AG (“KDG”).

Vodafone will offer the KDG shareholders cash consideration of €103 for each outstanding KDG share (the “Offer”). Vodafone has received irrevocable undertakings from entities advised by the D. E. Shaw group, by Elliott Advisers (UK) Limited (“Elliott”) and by UBS O’Connor LLC (together the “Accepting Shareholders”) to accept the Offer for all of their KDG shares, representing approximately 17.1% of the share capital of KDG. Following completion of the Offer, Vodafone will own at least 93.8% of the outstanding share capital of KDG.

The consideration for the shares of the Accepting Shareholders in KDG who have given irrevocable undertakings is €1,557 million. If all KDG minorities tender their shares, the consideration will increase to €2,119 million. The cash consideration will be funded from Vodafone’s existing cash resources.

The Offer is beneficial to Vodafone and will:

•	be immediately accretive for both adjusted earnings per share and free cash flow per share;

•	be neutral to Vodafone Group’s credit ratings; and

•	reduce Vodafone’s exposure to ongoing legal proceedings related to the KDG acquisition.

The Offer compares to the current 30 day VWAP of €108 per share.

Background to the Offer

Vodafone announced its intention to acquire KDG in June 2013 via a voluntary public takeover offer. The offer settled and completed in October 2013, with Vodafone owning 76.8% of KDG. Subsequently, Vodafone entered into a domination and profit and loss transfer agreement (the “DPLTA”) in December 2013, taking effect on 1 April 2014, which allowed the integration of Vodafone Germany and KDG.

Pursuant to the DPLTA, Vodafone undertook to pay to the minority shareholders of KDG an annually recurring net compensation of €3.17 per KDG share in cash. Vodafone also agreed, upon demand, to purchase such minority shareholders’ KDG shares for €84.53 per share in cash (the ‘Put Option’). In accordance with German law, the Put Option price increases every year based on a formula of: German base rate plus 5% less dividends paid. Consequently, the current effective cost of funding for Vodafone is 4.12%, which is significantly higher than its borrowing cost. The Put Option Price as at 30 September 2020 was €92 per KDG share.

At the instigation of the KDG minority shareholders, the Munich District Court (LG München 1) considered the adequacy of the mandatory cash offer made to minority shareholders in Vodafone’s takeover of KDG. In November 2019, the Munich District Court (LG München 1) ruled that the compensation Vodafone paid was “adequate” given KDG’s earnings potential based on an outlook set out by the Board of KDG in November 2013. A number of KDG minority shareholders appealed this decision, triggering an appeals process which has now commenced and is expected to take several years to complete.

Other relevant aspects in relation to the Offer

•	In considering the value of the Offer, Vodafone anticipated the likely future guaranteed compensation payments to be made to the minority shareholders in KDG, as well as the Put Option value of the shares once the court process concludes and the risks and expenses related to the legal proceedings. In accepting the Offer, KDG shareholders will agree to waive their rights to any proceeds resulting from the ongoing court process.

•	The acquisition of KDG shares from the Accepting Shareholders who have provided irrevocable undertakings will increase Vodafone’s reported net debt as at 30 September 2020 from €44.0 billion to €45.5 billion, increasing to €46.1 billion if all KDG minorities tender their shares. The full minority shareholding in KDG is already reflected as a liability in the rating agencies' adjusted credit metrics, so the Offer is not expected to impact Vodafone’s current ratings.

•	For the purposes of the UK Listing Rules, Elliott is considered to be a related party of Vodafone by virtue of its shareholding in KDG exceeding 10%. As a result, Elliott’s irrevocable commitment to tender its KDG shares constitutes a smaller related party transaction under LR 11.1.10 R.

•	As a result of the agreement to tender their shares in KDG to Vodafone, the Accepting Shareholders will withdraw their appeal from the court of appeal in Munich (Oberlandesgericht München). Elliott has also agreed to certain confidentiality and other restrictions, including commitments not to take further legal action against Vodafone.

•	The Offer will be conditional on clearance under German foreign investment legislation.

•	The acceptance period will begin on 28 December 2020 and be open until 1 February 2021. There will be no additional acceptance period.

•	The German offer document will together with an English convenience translation be published on the following website: https://investors.vodafone.com/individual-shareholders/KDG-offer

- ends -

For further information:

Vodafone Group
Media Relations	Investor Relations
GroupMedia@vodafone.com	IR@vodafone.co.uk

About Vodafone Group

Vodafone is a leading telecommunications company in Europe and Africa. Our purpose is to “connect for a better future” and our expertise and scale gives us a unique opportunity to drive positive change for society. Our networks keep family, friends, businesses and governments connected and – as COVID-19 has clearly demonstrated – we play a vital role in keeping economies running and the functioning of critical sectors like education and healthcare.

Vodafone is the largest mobile and fixed network operator in Europe and a leading global IoT connectivity provider. Our M-Pesa technology platform in Africa enables over 45m people to benefit from access to mobile payments and financial services. We operate mobile and fixed networks in 21 countries and partner with mobile networks in 48 more. As of 30 September 2020, we had over 300m mobile customers, more than 27m fixed broadband customers, over 22m TV customers and we connected more than 112m IoT devices.

We support diversity and inclusion through our maternity and parental leave policies, empowering women through connectivity and improving access to education and digital skills for women, girls, and society at large. We are respectful of all individuals, irrespective of race, ethnicity, disability, age, sexual orientation, gender identity, belief, culture or religion.

Vodafone is also taking significant steps to reduce our impact on our planet by reducing our greenhouse gas emissions by 50% by 2025 and becoming net zero by 2040, purchasing 100% of our electricity from renewable sources by 2025, and reusing, reselling or recycling 100% of our redundant network equipment.

For more information, please visit www.vodafone.com, follow us on Twitter at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: December 22, 2020	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary

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